# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clarus Corp, CIK 0000913277
CUSIP: 18270P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2084 East 3900 South, Salt Lake City, Utah (UT), 84124
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0000950136-02-001056
Filed by CIK 0000935577
Persons authorized to receive notices and communications: Robert L. Lawrence, Michael Best & Friedrich LLP, 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 541-6222

## Reporting persons
- Warren B. Kanders (CIK 0000935577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,023,776; shared voting power 100,444; sole dispositive power 8,023,776; shared dispositive power 100,444; aggregate amount beneficially owned 8,124,220 (20.2% of the class)
  Comment: Footnote to Rows 7 and 9: Includes 4,444,326 shares held directly by Mr. Kanders; 1,528,465 shares held by Kanders GMP Holdings, LLC ("Holdings"), of which Mr. Kanders is a majority member and a trustee of the manager; options to purchase an aggregate of 1,905,997 shares of Common Stock which were previously granted under the Company's Amended and Restated 2015 Stock Incentive Plan and that are presently exercisable or exercisable within 60 days of September 28, 2026 ; 1,935 shares held as UTMA custodian; 125,221 shares held by his spouse in a UTA Trust Account of which he is sole trustee; and 17,832 shares held as joint tenants with rights of survivorship. The amount reported above as beneficially owned by Mr. Kanders excludes (i) a restricted stock award of 500,000 shares of Common Stock granted to him on March 4, 2022 under the Company's 2015 Stock Incentive Plan, all of which will vest if, on or before March 4, 2032, the Fair Market Value (as defined in that plan) of the Common Stock equals or exceeds $50.00 per share for 20 consecutive trading days; and (ii) a restricted stock award of 500,000 shares of Common Stock granted to him on March 14, 2023 under that plan, of which (A) 250,000 shares will vest if, on or before March 14, 2033, the Fair Market Value of the Common Stock equals or exceeds $15.00 per share for 20 consecutive trading days and (B) 250,000 shares will vest if, on or before March 14, 2033, the Fair Market Value of the Common Stock equals or exceeds $18.00 per share for 20 consecutive trading days.
  
  Footnote to Rows 8 and 10: Consists of 100,444 shares beneficially owned by Mr. Kanders' spouse, as to which Mr. Kanders reports shared voting and dispositive power.
  
  Footnote to Row 11: The aggregate includes the shares in Rows 7 and 8, without duplication.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based upon 38,288,155 shares outstanding as of July 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026, plus 1,905,997 shares underlying the options included in Mr. Kanders' beneficial ownership, for a denominator of 40,194,152 shares.
- Kanders GMP Holdings, LLC (CIK 0001492722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,528,465; sole dispositive power 0; shared dispositive power 1,528,465; aggregate amount beneficially owned 1,528,465 (4% of the class)
  Comment: Footnote to Rows 8, 10 and 11: Holdings reports shared voting and dispositive power over 1,528,465 shares of Common Stock. Mr. Kanders is a majority member and a trustee of the manager of Holdings and may be deemed to beneficially own those shares. These shares are included in, and are not additional to, the shares reported by Mr. Kanders.
  
  Footnote to Row 13: The percentage of shares of common stock reported as being beneficially owned is based upon 38,288,155 shares outstanding as of July 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026. Mr. Kanders' options that are presently exercisable or exercisable within 60 days of September 28, 2026 are not included in Holdings' denominator.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Clarus Corp
Address of issuer's principal executive offices: 2084 East 3900 South, Salt Lake City, Utah (UT), 84124
Comment: This Amendment No. 18 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, Amendment No. 2 filed on October 29, 2002, Amendment No. 3 filed on April 17, 2003, Amendment No. 4 filed on August 20, 2008, Amendment No. 5 filed on December 9, 2008, Amendment No. 6 filed on January 5, 2009, Amendment No. 7 filed on May 14, 2010, Amendment No. 8 filed on June 4, 2010, Amendment No. 9 filed on February 28, 2012, Amendment No. 10 filed on October 18, 2013, Amendment No. 11 filed on January 31, 2019, Amendment No. 12 filed on June 2, 2022, Amendment No. 13 filed on September 15, 2023, Amendment No. 14 filed on December 19, 2023, Amendment No. 15 filed on January 30, 2024, Amendment No. 16 filed on March 12, 2024, and Amendment No. 17 filed on June 2, 2025 (collectively, the "Schedule 13D"), by Warren B. Kanders and Kanders GMP Holdings, LLC (the "Reporting Persons"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Clarus Corporation (the "Company"), a Delaware corporation whose principal executive office is located at 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of September 28, 2026, Mr. Kanders may be deemed to beneficially own 8,124,220 shares of Common Stock, constituting approximately 20.2% of the outstanding shares of Common Stock, consisting of (i) 4,444,326 shares held directly; (ii) 1,528,465 shares held by Kanders GMP Holdings, LLC ("Holdings"), of which he is a majority member and a trustee of the manager; (iii) options to purchase 1,905,997 shares exercisable or exercisable within 60 days of September 28, 2026; (iv) 1,935 shares held as UTMA custodian; (v) 125,221 shares held by his spouse in a UTA Trust Account of which he is sole trustee; (vi) 17,832 shares held as joint tenants with rights of survivorship; and (vii) 100,444 shares beneficially owned by his spouse.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) a restricted stock award of 500,000 shares of Common Stock granted to him on March 4, 2022 under the Company's 2015 Stock Incentive Plan, all of which will vest if, on or before March 4, 2032, the Fair Market Value (as defined in that plan) of the Common Stock equals or exceeds $50.00 per share for 20 consecutive trading days; and (ii) a restricted stock award of 500,000 shares of Common Stock granted to him on March 14, 2023 under that plan, of which (A) 250,000 shares will vest if, on or before March 14, 2033, the Fair Market Value of the Common Stock equals or exceeds $15.00 per share for 20 consecutive trading days and (B) 250,000 shares will vest if, on or before March 14, 2033, the Fair Market Value of the Common Stock equals or exceeds $18.00 per share for 20 consecutive trading days.

Holdings may be deemed to beneficially own 1,528,465 shares of Common Stock, constituting approximately 4.0% of the outstanding shares of Common Stock. These shares are included in, and are not additional to, Mr. Kanders' aggregate shares of Common Stock reported as beneficially owned by him.

The percentage of shares of common stock reported as being beneficially owned by Mr. Kanders is based on 38,288,155 shares of Common Stock outstanding as of July 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 6, 2026, plus 1,905,997 shares underlying the options included above. Holdings' percentage is based on the 38,288,155 outstanding shares, without adding Mr. Kanders' options.

Of the 8,124,220 shares beneficially owned by the Reporting Persons, an aggregate of 1,679,147 shares of Common Stock, comprised of 500,000 shares of Common Stock beneficially owned by Holdings and 1,179,147 shares of Common Stock beneficially owned by Mr. Kanders, serve as collateral in favor of Bank of America, N.A. pursuant to the Pledge Agreements, as amended by the Pledge Amendments, as described in Item 6 of this Amendment No. 18.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

Mr. Kanders has sole power to vote and dispose of 8,023,776 shares of Common Stock and shares with his spouse the power to vote and dispose of 100,444 shares of Common Stock. Mr. Kanders disclaims beneficial ownership of the shares held by his spouse. Holdings has no sole voting or dispositive power and shares voting and dispositive power with respect to 1,528,465 shares of Common Stock, which are included in the shares reported for Mr. Kanders.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 28, 2026, Holdings and Mr. Kanders entered into Amendments to Pledge Agreement with Bank of America, N.A., each dated as of September 25, 2026 (the "Pledge Amendments"), amending their respective Pledge Agreements dated as of December 16, 2021 and March 10, 2010, each as amended (the "Pledge Agreements"). As a result of the Pledge Amendments, Mr. Kanders received previously unavailable margin borrowing capacity on an aggregate of 1,679,147 shares of Common Stock, comprised of 500,000 shares beneficially owned by Holdings and 1,179,147 shares beneficially owned by Mr. Kanders, which serve as collateral for a Loan Agreement previously entered into between Warren B. Kanders and Bank of America, N.A. The pledge arrangements are described in the Pledge Agreements, as amended by the Pledge Amendments.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Pledge Agreements and the Pledge Amendments, copies of which are filed as Exhibits 99.1 through 99.4 to this Amendment No. 18 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 99.1 - Pledge Agreement, dated as of December 16, 2021, from Kanders GMP Holdings, LLC in favor of Bank of America, N.A.

Exhibit 99.2 - Amendment to Pledge Agreement, dated as of September 25, 2026, from Kanders GMP Holdings, LLC in favor of Bank of America, N.A.

Exhibit 99.3 - Pledge Agreement, dated as of March 10, 2010, from Warren B. Kanders in favor of Bank of America, N.A.

Exhibit 99.4 - Amendment to Pledge Agreement, dated as of September 25, 2026, from Warren B. Kanders in favor of Bank of America, N.A.

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B. Kanders (10/01/2026)
- Kanders GMP Holdings, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Managing Member (10/01/2026)